                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)(1)

                       ChromaVision Medical Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   17111P 10 4
                                 (CUSIP Number)

                            N. Jeffrey Klauder, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4               13D                             Page 2 of 14



1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     /    /
                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        /    /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                             -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                               14,919,415
PERSON WITH

                                    9       SOLE DISPOSITIVE POWER
                                                   -0-

                                    10      SHARED DISPOSITIVE POWER
                                                   13,958,493

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,919,415

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / x /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  52.7%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 45,915 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4               13D                             Page 3 of 14



1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     /    /
                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        /    /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                             -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER *
EACH                                               11,480,694
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                   -0-

                                    10      SHARED DISPOSITIVE POWER
                                                   10,519,772

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,480,694

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       /     /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  40.5%

14       TYPE OF REPORTING PERSON
                  CO

*Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons may have acquired beneficial ownership of 960,922 shares of ChromaVision Medical Systems, Inc. common stock by virtue of voting agreements and irrevocable proxies which are described in Amendment No. 2 to
Schedule 13D previously filed by Safeguard Scientifics, Inc.

CUSIP No. 17111P 10 4               13D                             Page 4 of 14

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /    /
                                                                   (b)  /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        /     /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 3,438,721
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     3,438,721

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,438,721

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                /     /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.6%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4               13D                             Page 5 of 14



1        NAME OF REPORTING PERSON
                  Safeguard 98 Capital, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081182

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     /    /
                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 /     /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                             -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                               -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                   -0-

                                    10      SHARED DISPOSITIVE POWER
                                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                /     /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON
                  PN

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Add the following to the end of Item 3:

On June 30, 2002, pursuant to the terms of the Series D Preferred Stock, the Company elected to pay the dividend on the Series D Stock in common stock and delivered to SDI 114,992 shares of common stock based on a per share value of $1.786.

Pursuant to the terms of the Securities Purchase Agreement dated June ___, 2002, to which Safeguard Delaware, Inc. (SDI) and XL Vision, Inc. (XLV) were parties, SDI agreed to purchase from XLV the 699,870 shares of Company common stock owned by XLV. The transaction was subject to the approval of the United States Bankruptcy Court of the Southern District of Florida, in the matter of XL Vision, Inc., Debtor. The Bankruptcy Court approved the transaction on July 8, 2002, and on July 9, 2002, SDI purchased the 699,870 shares of Company common stock at a per share purchase price of $1.585. Safeguard 98 Capital, L.P. had a pre-existing right to obtain from XLV 324,612 shares of Company common stock under the convertible note issued by XLV. Since XLV no longer owns shares of Company common stock, the convertible note held by Safeguard 98 Capital, L.P. will remain outstanding as a claim against the XLV bankruptcy estate although XLV no longer owns shares of Company common stock to deliver upon the conversion. The funds used in making such purchase came from the general working capital of Safeguard.

ITEM 4.           PURPOSE OF TRANSACTION

Safeguard acquired the shares as part of its operating strategy to integrate its partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long term, Safeguard uses these collective resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. Safeguard intends to review, from time to time, its interest in the Company's business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon these considerations, Safeguard may seek to acquire additional shares of common stock of the Company on the open market or in privately negotiated transactions, or to dispose of all or a portion of its shares of the Company, subject to certain restrictions described in Amendment No. 2 to Schedule 13D.

Safeguard has a strategic relationship with the Company and, accordingly, one representative of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue.

Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person as of July 9, 2002. The information contained in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                                    Page 7 of 14

                                                                               Beneficial Ownership
                                                                               --------------------
                                                                      Number of                   Percentage
                                                                       Shares                     of Total(1)
                                                                       ------                     -----------
Safeguard Scientifics, Inc. (2)                                       14,919,415                    52.7%
Safeguard Delaware, Inc. (3)                                          11,480,694                    40.5%
Safeguard Scientifics (Delaware), Inc.                                 3,438,721                    13.6%
Safeguard 98 Capital L.P.                                                      0                     0.0%

(1)      Calculations based upon 25,301,970 shares outstanding.

(2) Includes the 7,523,977 directly held shares, the 2,955,745 shares of common stock currently issuable upon the conversion of the Series D Preferred Stock, and warrants to purchase 40,050 shares beneficially owned by Safeguard Delaware, Inc. (SDI) and the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc. (SSD). Includes the 960,922 shares that may be beneficially owned by SDI by virtue of voting agreements and irrevocable proxies previously described in Amendment No. 2 to Schedule 13D. Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes (i) an aggregate of 45,915 shares of common stock held by certain executive officers and directors of Reporting Persons and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power, of which Safeguard disclaims beneficial ownership,
         (ii) 362,663 shares of common stock that SDI has the right to purchase from the Company under stockholder approval, and (iii) 4,151,294 additional shares of common stock issuable to SDI upon conversion of all of the outstanding shares of Series D Preferred Stock and/or exercise of the Series D Warrants upon stockholder approval.

(3) Includes warrants to purchase 40,050 shares. Includes the 960,922 shares that may be beneficially owned by SDI by virtue of voting agreements and irrevocable proxies previously described in Amendment No. 2 to Schedule 13D. See Note 2.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                       RESPECT TO SECURITIES OF THE ISSUER

In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, SDI and XLV are parties to the Stock Purchase Agreement dated as of June ___, 2002, pursuant to which SDI acquired the shares set forth in Items 3 and 4 above from XLV.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                -----------
99.13                      Stock Purchase Agreement dated as of June ___, 2002
                           between Safeguard Delaware, Inc. and XL Vision, Inc.

                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date:    August 2, 2002                 Safeguard Scientifics, Inc.
                                        By:      /s/ N. Jeffrey Klauder
                                             -----------------------------------
                                             N. Jeffrey Klauder
                                             Managing Director

Date:    August 2, 2002                 Safeguard Delaware, Inc.
                                        By:      /s/ N. Jeffrey Klauder
                                             -----------------------------------
                                             N. Jeffrey Klauder
                                             Vice President


Date:    August 2, 2002                 Safeguard Scientifics (Delaware), Inc.
                                        By:      /s/ N. Jeffrey Klauder
                                             -----------------------------------
                                             N. Jeffrey Klauder
                                             Vice President

Date:    August 2, 2002                 Safeguard 98 Capital L.P.
                                        By: Safeguard Delaware, Inc.
                                        Its:  General Partner

                                        By:      /s/ N. Jeffrey Klauder
                                             -----------------------------------
                                             N. Jeffrey Klauder
                                             Vice President

         1.       Safeguard Scientifics, Inc.

                  Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software and emerging technologies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule IV provides information about the executive officers and directors of SSD as of the date of this amendment to
                  Schedule 13D.

         4.       Safeguard 98 Capital L.P.

                  Safeguard 98 is a Delaware limited partnership with a principal place of business at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

        Name                        Present Principal Employment                      Business Address
        ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director, Corporate Operations      Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Robert D. Crowley                  Managing Director, Software                  Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Managing Director and General Counsel        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Robert E. Keith, Jr.               Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony L. Craig                   Same as above                                Same as above
Vincent G. Bell, Jr.               President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley, III             Chairman and CEO, Internet Capital Group,    Internet Capital Group
                                   Inc.                                         435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Jack L. Messman                    Chairman, President &                        Novell, Inc.
                                   CEO, Novell, Inc.                            1800 South Novell Place
                                                                                Provo, Utah 84606

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Consultant                                   295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450

*  All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Delaware, Inc.; Managing           800 The Safeguard Building
                                   Director and General Counsel, Safeguard      435 Devon Park Drive
                                   Scientifics, Inc.                            Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087


Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

            Name                        Present Principal Employment                      Business Address
            ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Scientifics             Safeguard Scientifics, Inc.
                                   (Delaware), Inc.; President and CEO,         800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Scientifics (Delaware), Inc.; Managing       800 The Safeguard Building
                                   Director and CFO, Safeguard Scientifics,     435 Devon Park Drive
                                   Inc.                                         Wayne, PA 19087

N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Scientifics (Delaware), Inc.;      800 The Safeguard Building
                                   Managing Director and General Counsel,       435 Devon Park Drive
                                   Safeguard Scientifics, Inc.                  Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087


Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087


*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                Date        Type of Transaction     Shares      Price Per Share
----                ----        -------------------     ------      ---------------
None

                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
-----------                -----------
99.13                      Stock Purchase Agreement dated as of June ___, 2002
                           between Safeguard Delaware, Inc. and XL Vision, Inc.